FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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            Website: www.tevapharm.com

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	+972 (3) 9267554 +1 (215) 5918912

For immediate release

WEBCAST ALERT -FOR IMMEDIATE RELEASE

TEVA TO PRESENT AT THE DEUTSCHE BANK 35TH ANNUAL

HEALTH CARE CONFERENCE

Jerusalem, May 3, 2010 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) will host a live audio webcast at the Deutsche Bank 35th Annual Health Care Conference with William Marth, President & CEO, Teva North America, presenting on Wednesday, May 5, 2010.

What: Teva Presentation at the Deutsche Bank 35th Annual Health Care Conference

Who: William Marth, President & CEO, Teva North America

When: Wednesday, May 5, 2010 at 10:40 AM (ET)

Where:   http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=TEVA&item_id=3010209 or http://www.tevapharm.com/financial/

How: Live over the Internet -- log onto the Web at the address above and register for the event (approx. 10 minutes before).  An archive of the webcast will be available on Teva's website.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 15 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

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Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date May 3, 2010

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